UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       HOUSTON BIOTECHNOLOGY INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    44184010
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Nigel Parry
                                Dominican Houses
                                 4 Priory Court
                                 Pilgrim Street
                             London EC4V 6DQ England
                               011 44171 329 3838

                                 with a copy to:
                               Kathryn A. Campbell
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                             London EC2V 8EY England
                               011 44171 710 6500
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
                Authorized to Receive Notices and Communications)


                                 April 28, 1994
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 28 Pages
                           (Exhibit Index on Page 20)

---------------------
CUSIP NO. 44184010
---------------------
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Colonial Mutual Life Assurance Society Limited
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Victoria, Commonwealth of Australia
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER
  NUMBER OF             0
    SHARES     -----------------------------------------------------------------
BENEFICIALLY   8        SHARED VOTING POWER
  OWNED BY              0
    EACH       -----------------------------------------------------------------
 REPORTING     9        SOLE DISPOSITIVE POWER
   PERSON               0
    WITH       -----------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER
                        771,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    771,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    13.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         HC
--------------------------------------------------------------------------------


                               Page 2 of 28 Pages

---------------------
CUSIP NO. 44184010
---------------------
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CIM Fund Managers Limited
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER
  NUMBER OF              0
    SHARES      ----------------------------------------------------------------
BENEFICIALLY    8        SHARED VOTING POWER
  OWNED BY               0
    EACH        ----------------------------------------------------------------
 REPORTING      9        SOLE DISPOSITIVE POWER
   PERSON                0
    WITH        ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER
                         771,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    771,600
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    13.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------


                               Page 3 of 28 Pages

---------------------
CUSIP NO. 44184010
---------------------
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Co-Operative Wholesale Society Limited Employees'
         Pension & Death Benefit Scheme
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER
  NUMBER OF              0
    SHARES      ----------------------------------------------------------------
BENEFICIALLY    8        SHARED VOTING POWER
  OWNED BY               0
    EACH        ----------------------------------------------------------------
 REPORTING      9        SOLE DISPOSITIVE POWER
   PERSON                0
    WITH        ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER
                         300,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    300,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         EP
--------------------------------------------------------------------------------


                               Page 4 of 28 Pages

---------------------
CUSIP NO. 44184010
---------------------
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Co-Operative International Unit Trust
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER
  NUMBER OF              0
    SHARES      ----------------------------------------------------------------
BENEFICIALLY    8        SHARED VOTING POWER
  OWNED BY               0
    EACH        ----------------------------------------------------------------
 REPORTING      9        SOLE DISPOSITIVE POWER
   PERSON                0
    WITH        ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER
                         316,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    316,600
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IV
--------------------------------------------------------------------------------


                               Page 5 of 28 Pages

          This Schedule 13D (this "Schedule 13D") is jointly filed by Colonial Mutual Life Assurance Society Limited, a company organized under the laws of the State of Victoria, Commonwealth of Australia ("Colonial"), CIM Fund Managers Limited, a private limited company organized under the laws of England and Wales ("CIM"), Co-Operative Wholesale Society Limited Employees' Pension & Death Benefit Scheme, a pension scheme trust organized under the laws of England and Wales ("CWSPS"), and Co-Operative International Unit Trust, a unit trust organized under the laws of England and Wales ("CIUT" and, collectively with Colonial, CIM and CWSPS, the "Reporting Persons") with respect to the Common Stock, $.01 par value ("Shares"), of Houston Biotechnology Incorporated, a Delaware company (the "Company").


Item 1.   Security and Issuer.
-------   --------------------

          This Schedule relates to Shares. The principal executive offices of the Company are located at 3608 Research Forest Drive, Woodlands, Texas 77381.


Item 2.   Identity and Background.
-------   ------------------------

          Colonial is the parent holding company for a diverse international financial services group, encompassing banking, retail insurance, superannuation and investments, funds management and funds administration and consulting. It is one of the largest financial services groups in Australia, with total assets held and under management at the end of June 1996 of approximately $36.2 billion Australian dollars.

          CIM, a wholly owned subsidiary of Colonial, provides fund management services in the United Kingdom to a variety of employee benefit schemes and other investment entities. In particular, CIM provides fund management services to (i) CWSPS, pursuant to an agreement, dated 30 October, 1989 ("Advisory Contract 1"), between CIM and CWSPS and (ii) Co-operative Bank Pension Scheme ("CBPS") pursuant to an agreement, dated 30 October 1989 ("Advisory Contract 2"), between CIM and Co-Operative Bank Pension Trust Limited, as Trustees of CBPS. In addition, CIM provides fund management services to CIUT pursuant to a management agreement dated 14 November, 1994 ("Advisory Contract 3" and, collectively with Advisory Contract 1 and Advisory Contract 2 the "Advisory Contracts") between Co-operative Pension Funds Unit Trust Managers Limited ("CPFUTM"), as Managers of CIUT, CIM and The Co-operative Bank p.l.c. (the "Bank"). Copies of certain terms and provisions of the Advisory Contracts are attached hereto as Exhibits 1, 2 and 3, respectively.

                                           Page 6 of 28 Pages

          CIM is subject to comprehensive regulation in the United Kingdom under the Financial Services Act of 1986 (the "1986 Act") and is regulated by the Investment Management Regulatory Organization Ltd., a self regulatory organization operating under the supervision of the central U.K. Securities regulator, the Securities and Investment Board. Each of CWSPS and CBPS was organized to invest certain pension assets for the benefit of certain employees of the Bank and the Co-operative Wholesale Society (the "Society") and is an employee pension scheme regulated under a U.K. legislative framework. CIUT was organized to invest certain investment assets for the benefit of holders of units of CIUT and is an unauthorized unit trust (as defined in the 1986 Act) and, accordingly, is restricted to selling units to non-private customers.

          The Advisory Contracts provide for CIM to be compensated for its respective services to CWSPS, CIUT and CBPS based on the value of the relevant assets under management and are terminable by or on behalf of CWSPS or CBPS, as applicable, forthwith upon written notice to CIM, and by CPFUTM on behalf of CIUT upon one year's written notice to CIM. In addition, the Advisory Contracts grant CIM discretion as to the disposition, but not the voting, of the securities, including the Shares, in which the assets of CWSPS, CIUT and CBPS are invested. As a consequence of the Advisory Contracts, CIM may be deemed to beneficially own the Shares beneficially owned by CWSPS, CIUT and CBPS. The foregoing summary description of certain of the terms and provisions of the Advisory Contracts does not purport to be complete and is qualified in its entirety by reference to the terms and provisions of the Advisory Contracts attached as Exhibits hereto which are incorporated by reference herein.

          The Reporting Persons believe that they are functionally equivalent to one or more of the persons specified in Rule 13d-1(b)(1)(ii)(A)-(G) under the Securities Exchange Act of 1934 (the "Exchange Act") eligible to report beneficial ownership of more than 5% of a class of equity securities on Schedule 13G. The Shares deemed beneficially owned by the Reporting Persons were acquired in the ordinary course of business without the purpose or effect of changing or influencing control of the Company, and except as described herein, the Reporting Persons have no pecuniary interest in the Shares.

                                           Page 7 of 28 Pages

          The principal executive offices of Colonial are at 330 Collins Street, 13th Floor, Melbourne, Victoria, Australia 3000. The principal executive offices of CIM are at Colonial Mutual House, Chatham Maritime, Kent ME4 4YY, England. The principal executive offices of each of CWSPS, CIUT and CBPS are at P.O. Box 53, New Century House, Manchester M60 4ES England.

          Set forth in Schedule A hereto is certain information with respect to the directors, executive officers and trustees of each of the Reporting Persons.

          During the last five years, none of the Reporting Persons or, to the best of their respective knowledge, any of their respective directors, executive officers or trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or finding any violation of such law.


Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

          The Shares deemed beneficially owned by Colonial were acquired as a consequence of Colonial's acquisition of CIM on June 1, 1996. CIM was purchased by Colonial from the Bank with funds from working capital. No specific source of funds is attributable to the indirect acquisition of Shares deemed beneficially owned by Colonial.

          The proceeds from pension contributions over time by the Bank, the Society and certain of the Bank's and the Society's employees to CWSPS and CBPS (as such contributions and any net gains thereon may have been invested and reinvested from time to time) were used to acquire the Shares deemed beneficially owned by CWSPS and CBPS, respectively.

          The proceeds from the sale of units in CIUT (as such proceeds and any net gains thereon may have been invested and reinvested from time to time) were used to acquire the Shares beneficially owned by CIUT.

          The 300,000, 316,600 and 155,000 Shares beneficially owned by CWSPS, CIUT and CBPS, respectively, were acquired on April 28, 1994 pursuant to a public offering of Shares at a price per Share of $1.75. As of the date of this
Schedule 13D none of CWSPS, CIUT or CBPS has acquired or disposed of any Shares since such date.

                               Page 8 of 28 Pages

Item 4.   Purpose of Transaction.
-------   -----------------------

          Each of the Reporting Persons intends to continue to review their respective investments in Shares on an ongoing basis and, based on such review, may determine to increase or decrease such investments through any available means. Each of the Reporting Persons may, at any time, take such actions as it deems appropriate in furtherance of any such determination, including, inter alia, open market or privately negotiated purchases or sales of Shares. Except as described in this Schedule 13D, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions or events set forth in items (a) through (j) of the instructions to Item 4 of
Schedule 13D promulgated under the Exchange Act.


Item 5.   Interest in Securities of the Subject Company.
-------   ----------------------------------------------

          Based on information contained in the most recent publicly available filings of the Company with the Securities and Exchange Commission, each Reporting Person is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith with respect to such Reporting Person. In addition, the numbers of Shares with respect to which each Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith with respect to such Reporting Person.


Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
-------   ----------------------------

          Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.


                               Page 9 of 28 Pages

Item 7.   Material to Be Filed as Exhibits.
-------   ---------------------------------

Description                                                Exhibit No.
-----------                                                -----------

Advisory Contract 1 (selected terms)                             1

Advisory Contract 2 (selected terms)                             2

Advisory Contract 3  (selected terms)                            3

Joint Filing Agreement                                           4


                               Page 10 of 28 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1996

                                     COLONIAL MUTUAL LIFE
                                     ASSURANCE SOCIETY LIMITED


                                     By: /s/ Robert J. Garnsworthy
                                         ----------------------------
                                         Name: Robert J. Garnsworthy
                                         Title: Director

                                     CIM FUND MANAGERS LIMITED


                                     By: /s/ Damian Condon
                                         ----------------------------
                                         Name: Damian Condon
                                         Title: Director

                                     CO-OPERATIVE WHOLESALE
                                     SOCIETY LIMITED EMPLOYEES' PENSION &
                                     DEATH BENEFIT SCHEME


                                      By:  /s/ J.F. Corcoran
                                           ----------------------------
                                           Name: J.F. Corcoran
                                           Title: Pensions Manager

                                      CO-OPERATIVE
                                      INTERNATIONAL UNIT TRUST

                                      By:  CO-OPERATIVE PENSION
                                           FUNDS UNIT TRUST
                                           MANAGERS LIMITED, as Managers



                                           By: /s/ P.W. Clements
                                               --------------------------
                                               Name: P.W. Clements
                                               Title: General Manager



                               Page 11 of 28 Pages

                                                                      SCHEDULE A


                  DIRECTORS, EXECUTIVE OFFICERS AND TRUSTEES OF
                              THE REPORTING PERSONS

Colonial
--------

          Set forth below are the name, present principal occupation or employment and five-year employment history of each director, U.K. Local Board member and executive officer of Colonial and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of Colonial. Unless otherwise indicated, each of the following persons is a citizen of the Commonwealth of Australia.

David Stow Adam, LLB - Chairman

     Mr. Adam was appointed Chairman of Colonial in 1992. He is currently Chairman of SBC Warburg Australia Corporation Ltd., Deputy Chairman of State Bank of New South Wales Ltd and a Director of CSL Ltd.

Graham Brooke, FCA - Director

     Mr. Brooke has been a Director of Colonial since 1991. Currently he is Chairman of Samuel Smith & Son Pty Ltd., Tandou Ltd and is President of the Hospitals Superannuation Board of Victoria. He is Administrator of the State Electricity Commission of Victoria and Chairman of the Victorian Funds Management Corporation.

Angus Hugh Gilroy, FCA - Director and Member U.K. Local Board

     Mr. Gilroy has been a member of the U.K. Local Board of Colonial since 1991 and was elected a Director of Colonial in April 1994. He practiced as a partner in Binder Hamlyn, Chartered Accountants from 1972 to 1995 and he is now a consultant.

Peter Graham Faithfull Henderson, AC MA (Oxon) - Director

     Mr. Henderson has been a Director of Colonial since 1987. He is currently on the Board of The Sir Robert Menzies Memorial Trust Ltd., Bougainville Copper Pty. Ltd, GEC Marconi (Holdings) Ltd and GEC Marconi Systems Pty. Ltd.


                               Page 12 of 28 Pages

William Henry Hodgson - Director

     Mr. Hodgson became a Director of Colonial in 1989. He is also a Director of State Bank of NSW. He is currently a Director of the Murdoch Institute for Research into Birth Defects Ltd, Highlands Gold Ltd, Spicers Paper Ltd, Hoechst Australia Investments Pty Ltd, Djerriwarrh Investments Ltd, and Victorian Producers Co-Operative Co. Ltd.

Allan Berkeley Valentine Hughes, Solicitor - Director and Chairman U.K. Local Board

     Mr. Hughes was appointed an Alternate Director of Colonial in November 1992 and a Director on 7 February 1994. He was previously Senior Partner of Payne Kick Beach (U.K.) and is now a consultant to that firm. He has been a member of the U.K. Local Board of Colonial since 1 April 1990 and became its Chairman in April 1994. He is currently Chairman of the Iris Fund for Prevention of Blindness and Chairman of the Governors of Heathfield School.

Roger Lawrence Kerr, MA, BCA - Director

     Mr. Kerr became a Director of Colonial in January 1996 having previously been a member of the Australasian Board. He is currently the Executive Director of the New Zealand Business Roundtable and a member of the Council of Victoria University of Wellington. His other appointments have included Director of the Electricity Corporation of New Zealand from 1987-1994 and senior positions within the New Zealand Treasury and Ministry of Foreign Affairs.

David Edward Meiklejohn, BCom, DipEd, FCPA, FAIM - Director

     Mr. Meiklejohn was appointed a Director of Colonial in April 1995, having been a member of the Australasian Board from March 1992. His other Directorships include Amcor Limited, Treasury Corporation of Victoria, Spicers Paper Limited and Kimberly-Clark Australia of which he is Chairman.

Peter John Smedley, BCom MBA - Group Managing Director and Chief Executive Officer and Member U.K. Local Board

     Mr. Smedley joined Colonial in January 1993 as Managing Director elect having previously held a number of senior positions with Shell International Petroleum Co. Ltd. Mr. Smedley became Group Managing Director and Chief Executive Officer of Colonial and a member of Colonial's U.K. Local Board in April 28, 1993. He holds numerous Directorships and is Chairman of State Bank as well as being a councillor of the Business Council of Australia, the National Gallery of Victoria Business Council and The Australian Graduate School of Management. He is also a member of the Board of Management of Melbourne University Business School Alumni and the President's Council of the Art Gallery of New South Wales.

                               Page 13 of 28 Pages



Ronald Keith Barton - Director

     Mr. Barton has been a director of Colonial since June 1, 1996. In March 1993, Mr. Barton was appointed the Managing Director of James Hardie Industries Limited. Prior to March 1993, Mr. Barton held various executive positions with CSR Limited.

Colin Robert Galbraith - Director

     Mr. Galbraith has been a director of Colonial since June 1, 1996. Since prior to 1991, Mr. Galbraith of Arthur Robinson & Hedderwicks, Australian solicitors. Mr. Galbraith is currently a director of Azon Limited, BHP Community Trust and BHP Community Limited.

Frederick Shepard Grimwade - Secretary

     Mr. Grimwade joined Colonial as Group Company Secretary and General Manager Legal Affairs in 1996. From 1989 through 1995 Mr. Grimwade was the Company Secretary and General Manager Shareholders Relations of Western Mining Corporation. Mr. Grimwade is currently a director of Colonial Mutual General Insurance Company Ltd, CMG Investments Pty Ltd, Jacques Martin Pty Ltd, Colonial Finance Ltd, Colonial Investment Management Limited, Colonial Investments UK Pty Ltd, Glenaroua pty ltd and Kurkurac Nominees Pty Ltd.

Michelene Hart - Secretary

     Ms. Hart has been held various positions with Colonial since 1986.

Marmaduke James Hussey - Member U.K. Local Board

     Mr. Hussey has been a member of Colonial's U.K. Local Board since November 17, 1982 and is formerly Chairman of the British Broadcasting Corporation.


                               Page 14 of 28 Pages

Robert Arthur Bethune Nicolle - Member U.K. Local Board

     Mr. Nicolle has been a member of Colonial's U.K. Local Board since May 7, 1975. He is currently a director and an investment manager with Mattheson Investment Management Limited.

Robert John Garnsworthy - Member U.K. Local Board

     Mr. Garnsworthy has been a member of Colonial's U.K. Local Board since 1994. Prior to joining Colonial, Mr. Garnsworthy was Managing Director of Informed Sources Pty Ltd. Mr. Garnsworthy is also a director of CIM Fund Managers Limited.




                               Page 15 of 28 Pages

CIM
---

     Set forth below are the name, present principal occupation or employment and five-year employment history of each director and executive officer of CIM and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of CIM. Unless otherwise indicated, each of the following persons is a citizen of the United Kingdom.

Damian Condon - Director, citizen of the Republic of Ireland

     Mr. Condon has been a director of CIM since 1996 and is currently General Manager, Colonial Investments (UK) and a director of various entities within the Colonial group of companies. Mr. Condon has previously served as Chief Investment Officer, Colonial Mutual Group (UK Holdings) Limited and Chief Investment Officer of Colonial.

Christopher Alan Edwards - Director

     Mr. Edwards was appointed as a director of CIM in 1996 and is currently Chief Financial Officer, Colonial Mutual Group (UK Holdings) Limited and a director of various entities within the Colonial group of companies. Prior to joining Colonial, Mr. Edwards served as General Manager - Financial Accounting for Qantas Airways Limited and Lead Financial Controller, Citibank Australia Ltd.

Robert John Garnsworthy - Director, citizen of Commonwealth of Australia

     Mr. Garnsworthy was appointed as a director of CIM in 1996. Mr. Garnsworthy has been a member of Colonial's U.K. Local Board since 1994. Prior to joining Colonial, Mr. Garnsworthy was Managing Director of Informed Sources Pty Ltd.

Christopher Harvey - Director

     Mr. Harvey was appointed as a director of CIM in 1996 and is currently Assistant General Manager and Actuary of Colonial Mutual Group (UK Holdings) Limited and a director of various entities within the Colonial group of companies. Mr. Harvey has previously served as an Actuary for Colonial.



                               Page 16 of 28 Pages

Jacqueline Ann Bamford - Secretary

     Mrs. Bamford joined Colonial in August 1976 and is the Company Secretary for all of the UK companies within the Colonial group.


                               Page 17 of 28 Pages

CWSPS
-----

          Set forth below are the names of each trustee of CWSPS. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of CWSPS. Unless otherwise indicated, each of the following persons is a citizen of the United Kingdom.

E.W. Evans (Chairman)

D.L. Allonby

P.G. Cushworth

D.J. Jackson

R.K. Jones (Secretary)

W. Hughes

W. Griffin

S.A. Featherstone

H.L. Green

M.T. Hine

P. Hunter

C. McIntyre

P. Wheatley

L. Humphrey

C.A. Moore

I.J. Munro

D.K. Shannon

P.V. Wilkinson

T.A. Wilson

R. Graham

C. Gilchrist


                               Page 18 of 28 Pages

CIUT
----

          Set forth below are the names of each director and executive officer of CPFUTM, the manager of CIUT. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of CIUT. Unless otherwise indicated, each of the following persons is a citizen of the United Kingdom.

S.F. Wood (Chairman) - Director

W.J. Marper - Director

P.G. Cushworth - Director

P.W. Clemence - General Manager

B. Greenwood - Compliance Officer


                               Page 19 of 28 Pages

                                  EXHIBIT INDEX

Exhibit                                                Page
Number               Description                      Number
------               -----------                      ------

1                    Advisory Contract 1                21
                     (selected terms)

2                    Advisory Contract 2                23
                     (selected terms)

3                    Advisory Contract 3                25
                     (selected terms)

4                   Joint Filing Agreement              27


                               Page 20 of 28 Pages